UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67167



14049125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2013__ AND ENDING __12/31/13__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro J. Fulvio   **(212) 490-3113**
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **Gennaro J. Fulvio** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Perella Weinberg Partners, LP** _____, as of _____ **December 31,** , 20 **13** ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

FINOP
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2013

Contents


Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The General Partner of
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + young LLP

February 13, 2014

1

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$ 83,141,306
Financial advisory fees receivable	36,123,550
Rebillable expenses receivable	749,855
Due from affiliates	1,105,724
Fixed assets (net of accumulated depreciation and amortization of $1,196,653)	1,760,384
Prepaid expenses and other assets	1,935,475
Total assets	$124,816,294

Liabilities and partners' capital

Accrued employee compensation and benefits	$ 62,163,304
Administrative fee payable	18,682,342
Due to affiliates	3,123,182
Deferred revenue	1,344,086
Deferred rent	330,982
Unincorporated business tax payable	1,330,000
Accrued expenses	2,462,407
Accounts payable	528,427
Total liabilities	89,964,730
Partners' capital	34,851,564
Total liabilities and partners' capital	$124,816,294

The accompanying notes are an integral part of this Statement of Financial Condition.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition

December 31, 2013

1. Organization

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Partnership. The General Partner is wholly owned by PWP Group.

The Partnership provides financial advisory services and does not participate in the business of securities underwriting nor does it carry securities accounts for customers, perform custodial functions relating to customer securities or trade in securities for its own account.

Terms not otherwise defined herein are defined in the Agreement.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported on the Statement of Financial Condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. Cash equivalents consist of investments in money market funds which are valued based on net asset value per share.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition (continued)

December 31, 2013

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Financial advisory fees, rebillable expense income, interest/dividend income, and other income and related expenses are recorded on an accrual basis.

The Partnership recognizes advisory fees as services are performed and/or the transactions are substantially completed, and fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events as defined in the respective engagement letters that are recognized when received; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when received; and (iv) up-front fees that are recognized ratably over the expected engagement.

Financial Advisory Fees Receivable

Financial advisory fees receivable are comprised of amounts invoiced to clients plus accrued revenue, which represents earned but unbilled revenue at the balance sheet date. Deferred revenue represents the amounts billed to clients in advance but not yet earned.

Fair Value of Financial Instruments

The Partnership's financial instruments are categorized into a three-level fair value hierarchy. The hierarchy is based on the transparency of inputs used in the valuation of an asset or liability as of the measurement date and prioritizes the use of market-based information over entity specific information. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include other observable inputs, including quoted prices for similar assets and liabilities in active markets and other market corroborated inputs.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition (continued)

December 31, 2013

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, including financial instruments for which there may be little or no market activity.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

As of December 31, 2013, included in cash and cash equivalents is approximately $2.8 million of investments in money market funds that meet the Level 1 definition. The Partnership does not have any financial instruments that are designated Level 2 or Level 3 financial assets or liabilities.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented on the Statement of Financial Condition.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Software development costs are amortized over three years.

3. Related Party Transactions

PWP Group provides certain services to the Partnership on an on-going basis. Such services include rent and occupancy, employee compensation and benefits, fixed assets, and equipment technology. These expenses are directly allocated to the Partnership based on PWP Group's allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. In addition, the Partnership is allocated indirect charges from PWP Group and its affiliates for administrative support services to the Partnership.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition (continued)

December 31, 2013

3. Related Party Transactions (continued)

At December 31, 2013, the Partnership had approximately $18.7 million payable to PWP Group and its affiliates related to these direct allocations and administrative support services. These amounts are represented as administrative fee payable on the Statement of Financial Condition. In January and February 2014, the Partnership made payments of $14.0 million and $4.0 million, respectively, to PWP Group to reduce its administrative fee payable balance.

The Partnership and its foreign affiliates provide global financial advisory services. During 2013, a portion of the advisory fees received by the Partnership were attributed to services rendered by foreign affiliates. At December 31, 2013, the Partnership had approximately $3.1 million payable to a foreign affiliate in recognition of the services rendered by such affiliate. This amount is included in due to affiliates on the Statement of Financial Condition and was paid in January 2014.

From time to time, the Partnership may pay for certain expenses on behalf of its affiliated entities during the normal course of business. These amounts are included in due from affiliates on the Statement of Financial Condition as of December 31, 2013.

4. Income Taxes

Unincorporated Business Tax

The Partnership is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made in the Statement of Financial Condition since the Partnership is not subject to U.S. federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York City unincorporated business tax ("UBT"). At December 31, 2013, the UBT payable is $1.33 million.

4. Income Taxes (continued)

Uncertain Tax Positions

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not"threshold would be recorded as a tax expense in the current year. The Partnership has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure in the Statement of Financial Condition. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 forward (with limited exceptions).

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Partnership computes its net capital requirements under the aggregate indebtedness method specified in the Rule. Under this method, the Partnership is required to maintain net capital in excess of the greater of 6⅔% of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulatory bodies.

At December 31, 2013, the Partnership had net capital of approximately $13.7 million, which was approximately $7.7 million in excess of required minimum net capital of approximately $6.0 million.

At December 31, 2013, the Partnership's percentage of aggregated indebtedness to net capital was 657%.

At December 31, 2013, approximately $20.6 million of accrued bonuses was categorized as discretionary liabilities for the purpose of the Computation of Net Capital Pursuant to SEC Rule 15c3-1.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition (continued)

December 31, 2013

6. Partners' Capital

Profits and losses are allocated in accordance with the partners' respective percentage interests, as defined in the Agreement. The partners' capital as of December 31, 2013, is solely that of PWP Group. Distributions may be made in such amounts as may be determined by the Partner, in its sole discretion. During the year ended December 31, 2013, a distribution of $25.0 million was made to PWP Group.

7. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all employees who qualify as to age, the number of hours contemplated in their employment agreement, and employment date, as well as interns and part-time employees who exceed 1,000 hours of employment in a calendar year. The Partnership makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Partnership also contributes a discretionary profit sharing of 3% of eligible compensation for participants employed on December 31st of each year. Partners are not eligible for the discretionary profit share. The combined safe harbor non-elective contribution and discretionary profit sharing will not exceed $10,000 per participant, except when required to satisfy certain thresholds for non-highly compensated employees. In 2013, participants could contribute up to a maximum of $17,500 with an additional contribution up to $5,500 for employees 50 years of age and older.

8. Commitments and Contingencies

At December 31, 2013, future minimum lease payments under an operating lease consist of the following:

	Minimum Payments
Year ending:	
2014	$ 386,066
2015	393,600
2016	401,132
2017	408,665
2018	416,198
2019	316,386
	$ 2,322,047

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition (continued)

December 31, 2013

8. Commitments and Contingencies (continued)

The lease is subject to an escalation clause covering operating expenses and real estate taxes.

9. Concentration of Credit Risk

At December 31, 2013, the Partnership's cash and cash equivalents were held at one major financial institution at which two of the three accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2013, approximately $29.7 million in financial advisory fees receivable is concentrated with seven clients (of which approximately $17.0 million was received through the date of issuance of this Statement of Financial Condition). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

10. Subsequent Events

Through February 13, 2014, the Partnership collected approximately $18.8 million of financial advisory fees and rebillable expenses which were outstanding as of December 31, 2013.

In January 2014, the Partnership paid approximately $36.5 million of bonuses, which are included in accrued compensation and benefits on the Statement of Financial Condition.

The Partnership has evaluated subsequent events through February 13, 2014, which is the date the Statement of Financial Condition was available for issuance.